Exhibit 12(a)

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Board of Trustees
Exchange Traded Concepts Trust
Yorkville High Income MLP ETF
10900 Hefner Pointe Drive, Suite 207
Oklahoma City, Oklahoma 73120

Board of Trustees
Market Vectors ETF Trust
Market Vectors High Income MLP ETF
666 Third Avenue, 9th Floor
New York, NY 10017

Dear Ladies and Gentlemen:

You have requested our opinion regarding certain federal income tax consequences to Yorkville High Income MLP ETF (the “Acquired Fund”), a series of Exchange Traded Concepts Trust (the “Company”), a Delaware statutory trust, to the holders of the shares of beneficial interest (the “Acquired Fund Shares”) of the Acquired Fund (the “Acquired Fund Shareholders”), and to Market Vectors High Income MLP ETF (the “Acquiring Fund”), a series of Market Vectors ETF Trust (the “Trust”), in connection with the proposed transfer of all of the assets and liabilities of the Acquired Fund to the Acquiring Fund in exchange for Acquired Fund Shares and pursuant to which the Acquired Fund will be liquidated and terminated (the “Reorganization”), all pursuant to the Agreement and Plan of Reorganization (the “Plan”) dated as of September 3, 2015 executed by the Company on behalf of the Acquired Fund, and the Trust on behalf of and the Acquiring Fund.

For purposes of this opinion, we have examined and relied upon (1) the Plan, (2) the Form N-14 filed by Acquiring Fund with the Securities and Exchange Commission, (3) the facts and representations contained in the letter dated on or about the date hereof addressed to us from the Acquired Fund, (4) the facts and representations contained in the letter dated on or about the date hereof addressed to us from the Trust on behalf of the Acquiring Fund, and (5) such other documents and instruments as we have deemed necessary or appropriate for purposes of rendering this opinion.

This opinion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), United States Treasury regulations, judicial decisions, and administrative rulings and pronouncements of the Internal Revenue Service, all as in effect on the date hereof. This opinion is conditioned upon the Reorganization taking place in the manner described in the Plan and the Form N-14 referred to above.

Based upon the foregoing, it is our opinion that:

1.	The acquisition by the Acquiring Fund of all of the assets of the Acquired Fund in exchange solely for Acquiring Fund Shares and the assumption of all of the liabilities of the Acquired Fund by the Acquiring Fund followed by the distribution of Acquiring Fund Shares to the Acquired Fund Shareholders in

exchange for their Acquired Fund shares in complete liquidation and termination of the Acquired Fund will constitute a tax-free reorganization under Section 368(a)(1)(F) of the Code.

2.	The Acquired Fund will not recognize gain or loss upon the transfer of all of its assets to, and assumption of its liabilities by, the Acquiring Fund solely for the Acquiring Fund Shares and the assumption of all stated liabilities of the Acquired Fund, pursuant to Section 361(a) and Section 357(a) of the Code, except that the Acquired Funds may be required to recognize gain or loss with respect to contracts described in Section 1256(b) of the Code or stock in a passive foreign investment company, as defined in Section 1297(a) of the Code.

3.	The Acquiring Fund will recognize no gain or loss upon the receipt by it of all of the assets of the Acquired Fund in exchange solely for the assumption of the liabilities of the Acquired Fund and issuance of the Acquiring Fund shares pursuant to Section 1032(a) of the Code.

4.	The Acquired Fund will not recognize gain or loss upon the distribution of the Acquiring Fund shares by the Acquired Fund to its Shareholders in complete liquidation (in pursuance of the Agreement) pursuant to Section 361(c)(1) of the Code.

5.	The tax basis of the assets of the Acquired Fund received by the Acquiring Fund will be the same as the tax basis of such assets in the hands of the Acquired Fund immediately prior to the transfer pursuant to Section 362(b) of the Code.

6.	The holding periods of the assets of the Acquired Fund in the hands of the Acquiring Fund will include the periods during which such assets were held by the Acquired Fund pursuant to Section 1223(2) of the Code (except where investment activities of Acquiring Fund have the effect of reducing or eliminating a holding period with respect to an asset).

7.	The Shareholders of the Acquired Fund will recognize no gain or loss upon the exchange of all of their Acquired Fund Shares for the Acquiring Fund Shares pursuant to Section 354(a) of the Code, except with respect to cash received in lieu of fractional Acquiring Fund Shares.

8.	The aggregate tax basis of the Acquiring Fund Shares received by a Shareholder of the Acquired Fund will be the same as the aggregate tax basis of the Acquired Fund Shares exchanged therefor pursuant to Section 358(a)(1) of the Code (reduced by the amount of any tax basis allocable to a fractional Acquiring Fund Share for which cash is received).

9.	The holding period of Acquiring Fund shares received by a Shareholder of the Acquired Fund will include the holding period of the Acquired Fund Shares exchanged therefor, provided that the Shareholder held Acquired Fund Shares as a capital asset on the date of the exchange pursuant to Section 1223(1) of the Code.

10.	For purposes of Section 381 of the Code, the Acquiring Fund will succeed to and take into account, as of the date of the transfer as defined in Section 1.381(b)-1(b) of the income tax regulations issued by the United States Department of the Treasury (the “Income Tax Regulations”), the items of the Acquired Fund described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and the Income Tax Regulations thereunder.

We express no opinion as to the federal income tax consequences of the Reorganization except as expressly set forth above, or as to any transaction except those consummated in accordance with the Plan.

We hereby consent to the filing of this opinion letter with the Securities and Exchange Commission as an exhibit to the Form N-14 and to the references therein to us under the headings “Synopsis—Tax Consequences of the Reorganization,” “The Reorganization—Tax Aspects of the Reorganization” and “Legal Matters.” In giving such consent, we do not hereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

Very truly yours,